Deutsche Bank A transformed bank Investor Relations Investor Deep Dive 2025 November 17, 2025 Exhibit 99.2

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 2 Sustainable profitability Foundational investments Positioned for growth

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 3 Delivered on our transformation objectives Enhanced business focus, through strategic portfolio adjustments and disciplined execution Executed transformation, strengthening our fundamentals and restoring profitability Rebuilt stakeholder confidence, positioning Deutsche Bank for sustainable value creation Embedded operational efficiency while investing in our foundations 2018 - 2022 2023 - 2025 PRESENT Restored profitability and strengthened foundations PAST Stabilization, business simplification and transformation Note: for footnotes and glossary on abbreviations refer to slides 19 and 20 respectively

Germany's leading bank with global reach

Global Hausbank with four complementary businesses…


Corporate Bank
Investment Bank
Private Bank
Asset Management

Deep understanding of clients' needs

Global network with local expertise

Broad capabilities and solutions

Digital channels and personal advice

… serving clients at home and abroad since 1870

% change, as of Q3 2025 vs. FY 2021

+17%
~€ 1.7tn
Assets under Management[1]

+9%
~€ 660bn
Deposits

~19m
Private clients in Germany

~60
Markets covered globally

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 4

Offering broad capabilities and solutions

Global Hausbank

	Private	Corporates	Institutions
Clients	Private	Corporates	Institutions
Value proposition	Build wealth and secure lasting financial well-being	Enable growth and manage complex risks	Invest, fund, manage risks and safekeep assets
Key products	Daily Banking | Wealth Advisory | Lending | Investment & Insurance | Bank for Entrepreneurs	Advisory | Capital Markets | Cash Management | Payments | Risk Management Solutions | Lending	Advisory | Capital & FIC Markets | Research | Structuring | Financing | Trust & Custody | Payments
Revenue contribution[1]	~€ 12bn	~€ 10bn	~€ 10bn
Revenue share[1]	Private Bank 80% | Asset Management 20%	Corporate Bank 60% | Investment Bank 40%	Asset Management 10% | Corporate Bank 20% | Investment Bank 70%

Private Bank | Asset Management[2] | Corporate Bank | Investment Bank

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 5

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 6 Significantly improved our financial profile 2025 FC12021 Revenues € 32bn€ 25bn Noninterest expenses € 21bn€ 22bn Pre-provision profit € 11bn€ 4bn Profit before tax € 10bn€ 3bn Strong core operating leverage… … creating value for shareholders 2021 2022 2023 2024 2025 FC Revenues ex-specific items Adjusted costs ~28% In d e xe d 2 BuybacksDividends 2022-2025 2022-2026 57% 43% 2021 Q3 2025 24.73 30.17 TBV per share in € Cumulative distributions € 5.6bn3 >€ 8bn4+22%

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 7 Reshaped the revenue base 23% 5% 35% 28% 9% ~€ 6.6bn PB AM CB IB Other 44% 56% 2021 50% 50% 2022 47% 53% 2023 43% 57% 2024 46% 54% 2025 FC 25 27 29 30 ~32 Net interest income Noninterest revenues 0 5 10 2006 2025 Quarterly net revenues Four-quarter rolling average of net revenues Revenue mix in € bn Revenue volatility in € bn Revenue growth contribution 2021-2025 Start of transformation1 Improved business mix leading to lower revenue volatility Diversified franchise, with balanced revenue mix Delivered target growth with broad-based contributions ~6% CAGR

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 8 Improved efficiency and self-funded investments Noninterest expenses 2021 (1.5) Run-off items1 1.7 Investments & business growth 1.4 Inflation (2.5) Operational efficiencies 2025 FC 21.5 20.6 in € bn F2B process re-design Germany optimization Tech & infrastructure optimization € 2.5bn Composition of operational efficiencies ▪ Reached targeted operational efficiencies of € 2.5bn, above initial target of € 2bn, across three key initiatives ▪ Closed-out significant legacy items leading to normalization of nonoperating costs and simplified reporting from Q1 2026 ▪ Self-funded foundational investments in technology, controls and business growth, while partly offsetting inflation 28% 28% 44% (4.2)%

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 9 Executed on foundational investments ▪ Strategic hires in Wealth Management coverage as well as in Corporate Bank and Investment Bank ▪ Investments in FIC franchise and payments platform in Corporate Bank to support long-term growth ▪ Enhanced 1st line capabilities and significantly up-tiered risk controls ▪ Invested in technology, skills and training to manage operational risks ▪ Closed out critical remediation programs to further enhance controls Business investments Compliance & controls Technology architecture & AI ▪ Achieved one of Europe’s largest IT platform consolidations, now serving around 19 million customers in Germany from a single platform ▪ Simplified technology architecture, incl. migration to Google Cloud ▪ Laid the foundation for scalable AI adoption through shared assets Set the basis for stable revenue growth Targeted investments and structural improvements in key functions Foundation for scale, speed and smart innovation

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 10 Further strengthened balance sheet in all dimensions 2021 2022 2023 2024 2025 FC 13.2 13.4 13.7 13.8 ~14 RWA in € bn Strong capital position, with higher buffer over requirements Stable liquidity position through active B/S management Growing stable deposit franchise, refinancing long-term debt 2021 2022 2023 2024 2025 FC 207 219 219 226 ~240 HQLA in € bn LCR in % Deposits in € bn Long-term debt outstanding in € bn 2021 2025 FC 604 ~670 2021 2025 FC 144 ~118 CET1 ratio in % 352 360 350 357 ~355 133 142 140 131 (18)% ~140 +11%

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 11 Enhanced risk profile Loan book2 23% 52% Investment Bank Corporate Bank Private Bank 23% 8% Germany EMEA ex-Germany North America Asia 3% Other € 476bn€ 476bn Regional split in € bn 25% 2010 2015 2020 2025 0 50 100 150 200 Height of euro crisis Start of Covid-19 Regional banks crisis “Liberation Day” Start of Ukraine war ▪ Well-diversified loan book with extensive collateral and active hedging ▪ Well-established risk management and control processes with granular and stable risk appetite ▪ Diligently monitoring emerging risks and potential concentrations with regular stress testing ▪ Structural reduction of VaR and enhanced market risk management capabilities support earnings stability 1-day Value at Risk1 in € m 21% Business split in € bn 45%

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 12 Foundations set for improved shareholder value ▪ >13% used as divisional hurdle rate for SVA- positive contribution to drive Group threshold, offsetting drag from corporate center ▪ Adopted SVA as central steering tool to measure business value creation; built analytical and reporting capabilities ▪ Focus on sharpening business footprint, product pricing, disciplined capital allocation, front-to-back expense management and RWA optimization >13% RoTE 10-13% RoTE <10% RoTE Equity allocation and return on tangible equity by business unit1,2 2025 FC

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 13 Sustainability successfully embedded ▪ Significant improvements in four key ESG ratings since 2021, leading in peer group3 ▪ Top 3 Green Bond house globally by volume facilitated4 ▪ € 440bn of cumulative sustainable financing and ESG investment volumes between 2020 and Q3 2025 ▪ Net Zero targets for eight carbon-intensive sectors announced and linked to Management Board’s long-term compensation targets 157 215 279 373 2021 2022 2023 2024 ~460 2025 FC Sustainable finance volumes2 S&P: 72 MSCI: AA Sustainalytics: 9.0 CDP: B1 Leading within peer group #2 of 217 for Diversified Banks Top 37% position in industry 15 of 17 categories scored A/A- Cumulative, in € bn; excl. DWS Multiple ESG rating upgrades since 2021

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 14 On track to deliver our 2025 targets and objectives 2025 FC Delivering sustainable profitabilityRoTE >10% Revenue CAGR ~6% Benefiting from a diversified business mix Cost/income ratio <65% Increasing cost efficiency CET1 ratio ~14% Fortifying capital base Distributions FY 2021-20251 >€ 8bn Delivering payout ratio of >50%

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 15 Ready to scale Improved business mix resulting in more balanced and stable revenue profile Right-sized operating costs while self-funding investments Closed significant legacy items, reducing tail risks Regained trust across market stakeholders, clients and employees Strengthened capital base, launching substantial shareholder distributions Built strong foundation to accelerate value creation through rigorous SVA-driven approach

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 16

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 17 Appendix

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 18 Risk focus areas Risk appetite Monitoring Hedging and collateral Stress testing Processes and control ▪ Group risk appetite calibrated to earnings capacity, capital adequacy and operational stability; appetite cascaded down to businesses ▪ Comprehensive credit and market risk limits across country, industry, asset class and single names to manage concentration risk ▪ Dynamic monitoring and management of emerging risks ▪ Daily liquidity risk monitoring across key currencies, entities, businesses and products ▪ Comprehensive monitoring of non-financial risks ▪ Hedging mainly via € 56bn1 CLO and CDS to reduce single name concentration risks ▪ Further risk mitigation through asset and structural collateral ▪ Market risk hedge strategies regularly adjusted to ensure effectiveness ▪ Regular stress tests across range of scenarios and severities ▪ Scenario analysis tests emerging risks and supports control assessments in NFR ▪ Well-established risk management and control processes ▪ Continuous adaptation of information security controls based on evolving threat landscape ▪ Regular staff training on risk culture, conduct and integrity Actively managing our risks

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 19 Footnotes Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 Slide 4 – Germany’s leading bank with global reach 1. Includes client assets in the Private Bank and Assets under Management in Asset Management. The reported figures reflect the aggregation of both businesses and may include some double counting Slide 5 – Offering broad capabilities and solutions 1. Based on 2025 Forecast 2. Share for Institutions represents combined share for Institutions and Corporates Slide 6 – Significantly improved our financial profile 1. Numbers are rounded to € bn 2. Indexed at FY 2021, at 100% 3. Distributions paid in 2022-2025 4. Distributions paid after 2025 include the announced dividend of € 1 in respect of FY 2025 and potential share buybacks Slide 7 – Reshaped the revenue base 1. 31 December 2019 Slide 8 – Improved efficiency and self-funded investments 1. Run-off items include the 2021 onerous contract provision, the wind-down of CRU legacy portfolios and the reduction in bank levies, litigation costs and restructuring and severance expenses over the period 2021 to 2025 Slide 11 – Enhanced risk profile 1. 99% confidence level 2. Based on Q3 2025 results Slide 12 – Foundations set for improved shareholder value 1. Relative area sizing represents average tangible shareholders’ equity 2. Impact from Corporate & Other excluded Slide 13 – Sustainability successfully embedded 1. For an A-Rating with CDP it needs a public submission, which we have done for CDP 2025. Results are expected by YE 2025 2. Defined in Deutsche Bank’s Sustainable Finance Framework and ESG Investments Framework (both published on our website) 3. Deutsche Bank defined peer group: BNP Paribas, UBS, Barclays, Société Générale, HSBC, Goldman Sachs, Citi, Morgan Stanley, Bank of America, J.P. Morgan 4. Source: Bloomberg, Global Green Bond Principles excluding self-led as of 12 Nov 2025 Slide 14 – On track to deliver our 2025 targets and objectives 1. Distributions in respect of FY 2021-2025, including € 1 dividend per share in respect of FY 2025 and potential share buybacks in 2026 in respect of FY 2025 Slide 18 – Actively managing our risks 1. As of Q3 2025 results

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 20 Glossary AI Artificial Intelligence AM Asset Management B/S Balance sheet CAGR Compound annual growth rate CB Corporate Bank CET1 ratio Common equity tier 1 ratio CDP Carbon Disclosure Project CRU Capital Release Unit CDS Credit default swap CLO Collateralized loan obligation EMEA Europe, Middle East and Africa ESG Environmental, social and governance F2B Front-to-back FC Forecast FIC Fixed Income & Currencies FX Foreign Exchange FY Full year HQLA High-quality liquid assets IB Investment Bank LCR Liquidity coverage ratio M&A Mergers & Acquisitions  NFR Non-financial risk PB Private Bank RoTE Post-tax return on average tangible shareholders’ equity RWA Risk-weighted assets SVA Shareholder value add Tech Technology TBV Tangible book value VaR Value at Risk

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 21 Speaker biography – James von Moltke James von Moltke has been a member of the Management Board since July 1, 2017. He is the Chief Financial Officer. He has been President since March 25, 2022. With effect from July 1, 2023, he took on responsibility for the Asset Management segment (DWS). Before joining Deutsche Bank, he served as Treasurer of Citigroup, managing its capital and funding as well as liquidity and interest rate risk. He started his career at Credit Suisse First Boston in London in 1992. In 1995, he joined J.P. Morgan, working at the bank for 10 years in New York and Hong Kong. After working at Morgan Stanley for four years, where he led the Financial Technology advisory team globally, von Moltke joined Citigroup as Head of Corporate M&A in 2009. Three years later he became Global Head of Financial Planning and Analysis. In 2015, he was appointed Treasurer of Citigroup.

Deutsche Bank Investor Deep Dive 2025 A transformed bank, James von Moltke 22 Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024